Exhibit 99.1

SMJ INTERNATIONAL HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2025	September 30, 2025	September 30, 2025
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	778,563	1,563,014	1,211,336
Accounts receivable, net	1,123,801	1,128,940	874,929
Inventories, net	4,654,715	3,966,772	3,074,248
Contract asset	341,146	224,329	173,855
Deferred offering costs	364,166	871,831	675,669
Other current assets	274,167	263,735	204,395
Total current assets	7,536,558	8,018,621	6,214,432

Non-current assets
Property and equipment, net	2,859,910	150,504	116,641
Right-of-use assets, net	4,543,769	4,124,521	3,196,504
Deferred tax assets	248,620	192,535	149,215
Other investments	3,962,185	5,689,625	4,409,459
Total non-current assets	11,614,484	10,157,185	7,871,819

TOTAL ASSETS	19,151,042	18,175,806	14,086,251

LIABILITIES
Current liabilities
Accounts payable	211,143	160,078	124,060
Accruals and other payables	123,376	265,914	206,083
Contract liabilities	288,203	490,897	380,445
Operating lease liabilities	866,559	904,442	700,943
Income taxes payable	36,097	38,236	29,633
Short-term borrowings	2,258,282	1,129,562	875,411
Total current liabilities	3,783,660	2,989,129	2,316,575

Non-current liabilities
Amount due to shareholders	3,700,000	3,700,000	2,867,500
Provision	317,487	317,487	246,052
Operating lease liabilities	3,677,210	3,220,079	2,495,561
Total non-current liabilities	7,694,697	7,237,566	5,609,113

TOTAL LIABILITIES	11,478,357	10,226,695	7,925,688

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.0002 par value, 225,000,000 shares authorized, 12,232,500 shares issued and outstanding as of March 31, 2024 and 2025**	3,279	3,279	2,446
Ordinary shares, Class B, US$0.0002 par value, 25,000,000 shares authorized, 12,767,500 shares issued and outstanding as of March 31, 2024 and 2025**	3,424	3,424	2,554
Additional paid in capital	3,493,297	3,493,297	2,707,500
Retained earnings	4,172,685	4,449,111	3,448,063
Total equity	7,672,685	7,949,111	6,160,563
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,151,042	18,175,806	14,086,251

**	Retroactively presented for the reorganization for the Company’s initial public offering.

SMJ INTERNATIONAL HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the period ended,
	September 30, 2024	September 30, 2025	September 30, 2025
	S$	S$	US$

Revenue	8,330,212	9,050,098	7,013,826
Cost of revenue	(5,299,326)	(6,201,236)	(4,805,958)

Gross profit	3,030,886	2,848,862	2,207,868

Operating expenses:
Selling and distribution expenses	(118,671)	(110,755)	(85,835)
General and administrative expenses	(2,068,462)	(2,658,492)	(2,060,331)
Depreciation expenses	(65,485)	(50,158)	(38,872)
Operating lease expense	(478,083)	(508,609)	(394,172)
Total operating expenses	(2,730,701)	(3,328,014)	(2,579,210)

Income (loss) from operations	300,185	(479,152)	(371,342)

Other income (expenses), net:
Other income	228,729	996,655	772,408
Other loss	(29,509)	(10,648)	(8,252)
Finance expense	(88,395)	(98,044)	(75,984)
Total other income net	110,825	887,963	688,172

Income before taxes	441,010	408,811	316,830
Income tax expenses	(45,780)	(132,385)	(102,598)
Net income	365,230	276,426	214,232

Net income per share attributable to ordinary shareholder
Basic and diluted	0.01	0.01	0.01

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	25,000,000 *	25,000,000 *	25,000,000 *

*	Retroactively presented for the reorganization for the Company’s initial public offering.